SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For 27th of September, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                             Bank of Ireland Group

                               Transition to IFRS

                  Restatement of 31 March 2005 financial information


                              26 September 2005


Contents                                              Page  no.

Forward looking statement                                 3

 1. Introduction                                          4

 2. Overview                                              5
  2.1 Financial highlights
  2.2 Balance sheet

 3. Special Purpose Auditors Reports                      8

 4. Restatement under IFRS
  4.1 Consolidated IFRS income statements                12
  4.2 Consolidated IFRS balance sheets                   13
  4.3 Summarised IFRS segmental information              14
  4.4 Reconciliation of movement in stockholders'
      funds                                              15

 5. Significant differences from Irish GAAP              16

 6. Basis of preparation                                 26

 7. Provisional IFRS accounting policies                 28

 8. Reconciliations                                      42
  8.1 Summary consolidated IFRS income statement for the year ended 31 March 2005
  8.2 Summary consolidated IFRS income statement for the half year ended 30 September 2004
  8.3 Consolidated balance sheet at 31 March 2005
      (excludes effects of IAS 32, IAS 39 and IFRS 4)
  8.4 Consolidated balance sheet at 30 September 2004
  8.5 Consolidated opening balance sheet at 1 April 2004
  8.6 IFRS consolidated opening balance sheet at 1 April 2005 (includes effects of IAS 32, IAS 39 and IFRS 4)
  8.7 Consolidated summary of IFRS income adjustment for year ended 31 March 2005, and half year ended
      30 September 2004
  8.8 Consolidated Summary of IFRS balance sheet impacts

 9. Pro-forma Segmental Information                      58
  9.1 Year ended 31 March 2005
  9.2 Half year ended 30 September 2004
  9.3 Reconciliation of pro-forma consolidated income statement for year ended 31 March 2005
  9.4 Reconciliation of pro-forma consolidated income statement for half year ended 30 September 2004


Forward Looking Statement

Certain statements contained in this transition report, including any targets, forecasts, projections descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words " believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or negatives thereof, and other statements that are not historical facts, are or may constitute forward looking statements (as such term is defined in the U.S. Private Securities Reform litigation Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to possible changes in International Financial Reporting Standards ('IFRS') or in the interpretation or application of these standards, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, regulatory developments, the Group's ability to achieve the estimated benefits under the transformation programme, the Group's ability to address information technology issues and the availability of funding sources and other risks and uncertainties in this document. The Group does not undertake to release publicly any revision or update to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

1.         Introduction

Up to 31 March 2005 the Bank of Ireland Group ("the Group") prepared its Report and Accounts in accordance with Irish Generally Accepted Accounting Principles (IR GAAP). From 1 January 2005 all listed companies in the EU are required to produce consolidated accounts prepared under IFRS. The Group has fully implemented IFRS from 1 April 2005 and will produce its first full IFRS accounts for the year ending 31 March 2006.

As a first time adopter the Report and Accounts will be produced in accordance with the transition arrangements detailed in IFRS 1. This requires the Group to apply all IFRS standards in existence on the Group's first reporting date, 31 March 2006, and restate the comparative period with certain limited exceptions. This means that the Group will restate the March 2005 results (opening equity, income statement and balance sheet) to comply with all existing IFRS. This report summarises the comparative information and reconciles it back to previously published IR GAAP. While the introduction of IFRS in itself does not change the economics, risks or cash flows of the business it does, however, change how they are translated through the income statement and balance sheet.

Companies are not required to restate comparatives for IFRS 4 (Insurance Contracts), IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in their first set of IFRS Accounts. In opting for this exemption the Group will apply IR GAAP to insurance accounting and accounting for financial instruments for the March 2005 comparative period.

Also included in the report are provisional accounting policies to be used as the basis for the preparation of the full and half-year financial accounts. These policies are prepared in accordance with all standards endorsed or expected to be endorsed by the EU and with all extant accounting standards and interpretations issued by the IASB. However, existing standards may change or new standards or interpretations may be issued that may be applicable to the Report and Accounts for March 2006. Alternatively market practice may develop with regard to the interpretation and application of the existing standards. Any of these occurrences may require an alteration to the accounting policies used in the preparation of this document and, as a result, the financial information presented could be subject to change.

2.         Overview

The Group will apply IFRS in its Report and Accounts for the year ended 31 March 2006. Although the move to IFRS changes the timing of earnings recognition, it is important to note we do not believe that there will be any IFRS impact on business fundamentals, cash flows and the development of our growth strategies.

2.1       Financial Highlights

The IR GAAP results to 31 March 2005 and 30 September 2004 have been restated to take account of International Financial Reporting Standards implemented with effect from the 1st April 2004. The changes to earnings mainly reflect the accounting treatment of goodwill, lease income, employee share option schemes, pension costs and certain aspects relating to the Group's life and pensions business, principally changing the method of consolidating our life assurance business and grossing up the embedded value profits for both shareholders and policy-holders tax paid on long term assurance contracts, with a corresponding increase to the tax charge.

The restatement of these results for 31 March 2005, and 30 September 2004, excludes adjustments for standards implemented with effect from 1 April 2005:- IAS32, IAS39 and IFRS4. Had these standards been implemented in the year to 31 March 2005 and the half year 30 September 2004 they would have impacted the accounting for derivatives, loan impairment, income recognition on loans, insurance accounting and classification of financial instruments. Also set out below are the IFRS proforma impacts of income recognition on loans, insurance accounting and classification of issued financial instruments in order to establish a proforma IFRS restatement for the year to 31 March 2005 and the half year to 30 September 2004. Changes to accounting for derivatives and loan impairment under IAS39 are not included in the proforma restatement.

a)       Year End 31 March 2005 earnings restatement

                                    IRISH                     IFRS                      IFRS
                                     GAAP                    Statutory                 Pro-forma
Profit before tax                 EUR1,321m                 EUR1,310m                 EUR1,220m
Profit for the period             EUR1,080m                 EUR1,054m                  EUR983m
EPS                               113.9 cent                111.1 cent                103.9 cent

On an IFRS statutory basis, the Group profit before taxation has decreased by EUR11m to EUR1,310m. The benefit arising from the grossing up of policy-holders tax paid on long term assurance contracts in our Life Business and the effect of IFRS 3 which requires that goodwill is no longer amortised, but subject to annual impairment review, were offset by changes in lease accounting, the cost of employee share option schemes, higher pension costs and the adjustment to income from associates and joint ventures which moves from being shown on a gross to net of tax basis.

Group profit for the year reduced by EUR26m to EUR1,054m mainly as a result of the cost of employee share option schemes, higher pension costs and changes in lease accounting, offset somewhat by the benefit of not amortising goodwill. The impact on the Group EPS amounts to 2.8c of a reduction to 111.1c.

For the year to 31 March 2005, on a pro-forma IFRS basis, profit before tax reduced by EUR90m to EUR1,220m. The main changes relate to income recognition on financial assets, which reduced profit before taxation by EUR32m and changes in the insurance business (IFRS4/IAS39 versus Embedded Value Accounting), which reduced profit before tax by EUR54m. The Group profit for the year was reduced by EUR71m to EUR983m, and Group EPS reduced by 7.1c to 104.0c as a result of these changes.

b)       Half Year end  30 September 2004 earnings restatement

                                      IR                       IFRS                      IFRS
                                     GAAP                    Statutory                 Pro-Forma
Profit before tax                  EUR713m                   EUR697m                   EUR664m
Profit for the period              EUR593m                   EUR576m                   EUR546m
EPS                                62.0 cent                 60.2 cent                 57.2 cent

Profit before tax is EUR16m lower at EUR697m on an IFRS statutory basis. The positive effect of the grossing up of shareholder and policy-holders tax paid on long term assurance contracts in our Life Business and the effect of IFRS 3 which requires that goodwill is no longer amortised, but subject to annual impairment review, was offset by changes in lease accounting, the cost of employee share option schemes, higher pension costs and the tax adjustment to income from associates and joint ventures referred to above. Profit for the period is EUR17m lower at EUR576m and Group EPS is 1.8c lower at 60.2 cent.

On an IFRS pro-forma basis the Group Profit before tax is EUR33m lower arising from the effect of income recognition on loans which reduced profit before taxation by EUR18m, and changes in the insurance business (IFRS4/IAS39 versus Embedded Value Accounting) which reduced profit before tax by EUR13m. Group profit for the period is EUR30m lower and Group EPS is 3c lower at 57.2 cent.

2.2       Balance Sheet

Application of IFRS also affects the reported balance sheet of the Group. In addition, new regulatory treatments apply to the calculation of Tier 1 and total capital. As a result of the restatement of the Group's 31 March 2005 results under IFRS and together with the impact of IAS32, IAS39 and IFRS4, the effect on stockholders funds and regulatory capital of the Group is as follows:-

                                                                                  Capital Ratios
                                                   Stockholder                 Tier            Total
                                                      Funds                   Capital         Capital
IR GAAP at 31 March 2005                              4,789                    7.6%            10.6%
IFRS at 1 April 2005                                  4,287                    7.9%            10.9%

The analysis of the impact on stockholders funds and on the capital ratios is shown below.

Reconciliation of Stockholders Funds
                                                                                            EURm
IR GAAP Stockholders funds as at 31 March 2004                                             4,281
IFRS impact 1 April 2004                                                                   (173)
                                                                                            ____
Opening IFRS Stockholders funds 1 April 2004                                               4,108

IFRS profit retained for the period                                        1,054
IFRS ordinary dividends                                                    (417)
Non cumulative preference shares dividend                                    (7)
                                                                           _____
Transfer to reserves                                                         630

Other reserve movements in the period:-
Exchange adjustment                                                        (108)
Movement in own shares                                                      (15)
Additional IFRS impacts 31 March 2005                                      (338)
                                                                           _____
Total reserve movements 31 March 2005                                        169
                                                                                           _____

Closing IFRS stockholders funds 31 March 2005                                              4,277

IFRS impact of standards applicable from 1 April 2005:-                                       10
                                                                                           _____
Stockholders funds under IFRS at 1 April 2005                                              4,287
                                                                                            ====

Regulatory Capital Ratios

The regulatory capital ratios for the Group at 1 April 2005 are set out below. These incorporate adjustments arising for the first time adoption of all IFRS including IAS32 and IAS39 and have been computed in accordance with IFSRA's Financial Regulatory policies statement.

                                                 31 March 2005                1 April 2005
                                                    IR GAAP                       IFRS
Tier 1 Capital                                    EUR5,740m                    EUR6,020m
Total Capital                                     EUR8,059m                    EUR8,243m
Risk Weighted Assets                              EUR75,892m                  EUR75,886m
Tier 1 Capital Ratio                                  7.6%                        7.9%
Total Capital Ratio                                  10.6%                        10.9%


SPECIAL PURPOSE AUDIT REPORT OF PRICEWATERHOUSECOOPERS TO THE GOVERNOR AND

COMPANY OF THE BANK OF IRELAND (THE 'BANK') ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS') FINANCIAL INFORMATION

We have audited the accompanying consolidated IFRS balance sheets of the Bank and its subsidiaries (the 'Group') as at 1 April 2004 and 31 March 2005, the related consolidated IFRS income statement for the year ended 31 March 2005, the 1 April 2005 balance sheet and transition adjustments relating to the adoption of IAS 32, IAS 39 and IFRS 4 set out on pages 12 and 13 and the associated IFRS 1 reconciliations and consolidated IFRS statement of changes in equity for the period ended 1 April 2005 set out on pages 15, 42, 44, 46-48, 50-51, 54-57 prepared in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 26 to 41 (hereinafter referred to as the ' IFRS financial information').

In addition to the above noted opening and year end balance sheets, full year income statement and associated IFRS reconciliations, included with the financial information set out on pages 12, 13, 43, 45, 49, 52-53 are the half-year balance sheet, half-year income statement and associated IFRS reconciliations. We have not audited the half-year balance sheet, half-year income statement and associated IFRS reconciliations and these are not covered by this opinion and do not form part of the above defined IFRS financial information.

The IFRS financial information has been prepared by the Bank as part of its transition to IFRS and to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS Accounts of the Group for the year ending 31 March 2006.

Respective responsibilities of Directors and PricewaterhouseCoopers

The Directors of the Bank are responsible for the preparation of the consolidated IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, as independent auditors, are established in Ireland by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and provisional IFRS accounting policies set out on pages 26 to 41.

This report, including the opinion, has been prepared for, and only for, the Bank for the purposes of assisting with the Group's transition to IFRS and for no other purpose. To the fullest extent permitted by law, we do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information contained in this document and consider its implications for our report if we become aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first set of IFRS Accounts for the year ending 31 March 2006. This is because Standards currently in issue and adopted by the EU are subject to interpretations issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1 April 2005.

Additionally, without qualifying our opinion, IFRS is currently being applied in the Republic of Ireland and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS Accounts for the year ending 31 March 2006 may be subject to change.

Furthermore, without qualifying our opinion, we draw attention to the fact that under IFRS, only a complete set of accounts, comprising a balance sheet, income statement, statement of changes in equity and cash flow statement, together with comparative financial information and explanatory notes can provide a fair presentation of the Groups's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information comprising the consolidated IFRS balance sheets as at 1 April 2004 and 31 March 2005, the related consolidated IFRS income statement for the year ended 31 March 2005, the 1 April 2005 balance sheet and transition adjustments relating to the adoption of IAS 32, IAS 39 and IFRS 4, set out on pages 12 and 13 and the associated IFRS 1 reconciliations and consolidated IFRS statement of changes in equity for the year ended 31 March 2005 set out on pages 15, 42, 44, 46-48, 50-51, 54-57 have been prepared, in all material respects, in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 26 to 41, which describe how IFRS have been applied under IFRS 1 including the assumptions made by the directors about the standards and interpretation expected to be effective and the policies expected to be adopted when the directors prepare the first complete set of IFRS Accounts for the Group for the year ending 31 March 2006.

PricewaterhouseCoopers
Chartered Accountants
Dublin
26 September 2005

SPECIAL PURPOSE REVIEW REPORT OF PRICEWATERHOUSECOOPERS TO THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE 'BANK') ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS') INTERIM FINANCIAL INFORMATION

We have been instructed by the Bank to review the accompanying consolidated interim IFRS financial information of the Bank and its subsidiaries (the ' Group') which comprises the consolidated interim IFRS balance sheet as at 30 September 2004 and the related consolidated interim IFRS income statement for the six month period then ended, set out on pages 12 and 13, and prepared in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 26 to 41 (hereinafter referred to as the 'interim IFRS financial information').

The interim IFRS financial information has been prepared by the Bank as part of its transition to IFRS and to establish the financial position and results of operations of the Group to provide the comparative financial information expected to be included in the Group's interim financial results for the six month period ended 30 September 2005.

We have read the other information contained in this document and considered whether it contains any apparent misstatements or material inconsistencies with the interim IFRS financial information.

Respective responsibilities of Directors and PricewaterhouseCoopers

The Directors of the Bank are responsible for the preparation of the consolidated interim IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, under the terms of our engagement, are to report our review conclusions as to whether we are aware of any material modifications that should be made to the IFRS interim financial information which has been prepared, in all material respects, in accordance with the basis of preparation and provisional IFRS accounting policies set out on pages 26 to 41.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in the Republic of Ireland. A review consists principally of making enquiries of group management and applying analytical procedures to the interim IFRS financial information and underlying financial data and, based thereon, assessing whether the basis of preparation and provisional IFRS accounting policies set out on pages 26 to 41 have been applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the interim IFRS financial information.

This report, including the conclusion, has been prepared for and only for the Bank for the purpose of assisting with the Group's transition to IFRS and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Emphasis of matter

Without qualifying our review conclusion, we draw your attention to the fact that the interim IFRS financial information may require adjustment before its inclusion in the group's interim financial results for the six month period ended 30 September 2005. This is because Standards currently in issue and adopted by the EU are subject to interpretations issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1 April 2005.

Additionally, without qualifying our review conclusion, IFRS is currently being applied in the Republic of Ireland and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's interim financial results for the six month period ended 30 September 2005 may be subject to change.

Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the IFRS financial information as presented for the six month period ended 30 September 2004, prepared in accordance with the basis of preparation and the provisional IFRS accounting policies set out on pages 26 to 41.

PricewaterhouseCoopers
Chartered Accountants
Dublin
26 September 2005

4.         Restatement under IFRS

4.1        Consolidated IFRS Income statements
                                                                                Half-year ended
                                                           31-Mar-05        30-Sep-04      31-Mar-05
                                                             Total         Unaudited      Unaudited
                                                            EURm             EURm           EURm
Interest income                                              4,263            2,188          2,075
Interest expense                                            (2,332)          (1,247)        (1,085)
Net interest income                                          1,931             941            990
Insurance net premium income                                 1,791             795            996
Fees and commissions income                                  1,163             562            601
Fees and commissions expense                                 (263)            (115)          (148)
Net fees and commissions income                               900              447            453
Net trading income                                            66               33             33
Other operating income                                        833              266            567
Total operating income                                       5,521            2,482          3,039
Insurance net claims                                        (2,222)           (875)         (1,347)
Total operating income, net of insurance claims              3,299            1,607          1,692
Administrative expenses                                      1,874             851           1,023
Depreciation and amortisation                                 177              81             96
Total operating expenses                                    (2,051)           (932)         (1,119)
Operating profit before impairment losses                    1,248             675            573
Impairment losses on loans and advances                       21              (28)            49
Operating profit                                             1,269             647            622
Profit on disposal on business                                11               31            (20)
Income from associated undertakings and joint ventures        30               19             11
Profit before taxation                                       1,310             697            613
Taxation                                                     (256)            (121)          (135)
Profit for the period                                        1,054             576            478

Attributable to minority interests                            (1)               5             (6)
Attributable to stockholders                                 1,055             571            484
                                                             1,054             576            478

Basic earnings per share                                     111.1            60.2           51.0

Diluted earnings per share                                   110.2            59.7           50.5

4.2       Consolidated IFRS Balance Sheets
                                                     1-Apr-05             31-Mar-05             30-Sep-04   1-Apr-04
                                                                                                Unaudited
Assets                                                EURm                  EURm                  EURm        EURm
Cash and balances at central banks                    1,613                 1,613                 2,062      1,415
Items in the course of collection from banks           560                   560                   593        584
Central government and other eligible bills             8                   1,607                 1,350      1,428
Trading securities                                    1,030                   -                     -          -
Derivative financial instruments                      2,277                   -                     -          -
Other financial assets at fair value through profit   8,115                   -                     -          -
and loss
Loans and advances to banks                           8,347                 8,347                 8,659      8,209
Loans and advances to customers                       79,988               79,836                72,743      67,475
Debt securities                                         -                  22,711                20,472      17,235
Equity shares                                           -                   5,716                 5,160      4,647
Available-for-sale financial assets                   16,971                  -                     -          -
Pledged assets                                        3,870                   -                     -          -
Interests in associated undertakings                    17                   17                    15          14
Interests in joint ventures                             61                   61                    48         243
Intangible assets  - Goodwill                          219                   219                   177        147
Intangible assets  - Other                             573                   573                   530        413
Investment property                                    503                   503                   442        430
Property, plant & equipment                            726                   720                   713        760
Deferred tax asset                                      55                   99                    87          76
Other assets                                          3,083                 5,198                 4,628      4,714
Total assets                                         128,016               127,780               117,679    107,790
Equity and liabilities
Deposits by banks                                     20,865               20,865                20,274      17,767
Customer accounts                                     60,070               60,185                56,551      54,184
Items in course of transmission to other banks         230                   230                   119        230
Derivative financial instruments                      2,167                   -                     -          -
Liabilities to customers under investment contracts   4,917                   -                     -          -
Debt securities in issue                              21,243               21,217                18,460      13,803
Life assurance liabilities attributable to policy       -                   8,713                 7,734      7,164
holders
Insurance contract liabilities                        3,785                   -                     -          -
Other liabilities                                     4,914                 6,756                 5,641      5,987
Deferred tax liabilities                               144                   212                   204        193
Other provisions                                       180                   180                    -          64
Post retirement benefit obligations                    924                   924                   741        478
Subordinated liabilities:                             4,231                 4,086                 3,651      3,682
Total liabilities                                    123,670               123,368               113,375    103,552
Equity
Share capital                                          663                   663                   679        679
Share premium account                                  765                   765                   765        767
Capital Reserve                                        310                   561                   554        503
Retained profits                                      2,279                 2,336                 2,207      2,220
Revaluation Reserve                                    158                   158                   115        122
Cash flow hedge reserve                                 67                    -                     -          -
Available for sale reserve                             137                    -                     -          -
Other equity reserves                                  114                    -                     -          -
Own shares held for the benefit of life assurance     (206)                 (206)                 (205)      (183)
policyholders
Stockholders equity                                   4,287                 4,277                 4,115      4,108
Minority interests                                      59                   135                   189        130
Total equity                                          4,346                 4,412                 4,304      4,238
Total equity and liabilities                         128,016               127,780               117,679    107,790


4.3       Summarised IFRS Segmental Information (Unaudited)

Year ended 31 March 2005           Retail             Wholesale      UK        Asset       UK Post
                                  Republic    BOI     Financial  Financial   Management    Office      Group
                                     of       Life    Services    Services    Services    Financial      &
                                   Ireland                                                Services    Central  Total

                                     EURm      EURm      EURm       EURm       EURm          EURm       EURm     EURm
Net interest income                 1,019      11        303        610          4            6        (22)     1,931
Other income                         304     2,456       324        232         252           1          8      3,577
Total income                        1,323    2,467       627        842         256           7        (14)     5,508
Insurance claims                      -     (2,216)       -          -           -            -         (6)    (2,222)
Total income, net of insurance      1,323     251        627        842         256           7        (20)     3,286
claims
Operating expenses                  (798)     (90)      (252)      (482)       (131)        (54)       (108)   (1,915)
Impairment losses on loans &        (51)       -        (38)         14          -           (4)         -       (79)
advances
Share of operating profit from       (2)       -         37          -           -           (5)         -        30
associates
Profit before taxation *             472      161        374        374         125         (56)       (128)    1,322
Exceptional items                                                                                                (12)
                                                                                                                1,310
Taxation                                                                                                        (256)
Profit for the period                                                                                           1,054
Attributable to minority
Interests                                                                                                        (1)
Attributable to stockholders                                                                                    1,055
                                                                                                                1,054
Basic EPS                                                                                                       111.1

Half-year ended 30th September     Retail      BOI    Wholesale      UK        Asset       UK Post
2004                              Republic            Financial  Financial   Management    Office      Group
                                     of       Life    Services    Services    Services    Financial      &
                                   Ireland                                                Services    Central   Total

                                     EURm     EURm      EURm        EURm       EURm          EURm      EURm      EURm
Net interest income                  496       5         141        307          2            1        (11)      941
Other income                         149      976        152        115         133           2          5      1,532
Total income                         645      981        293        422         135           3         (6)     2,473
Insurance claims                      -      (869)        -          -           -            -         (6)     (875)
Total income, net of insurance       645      112        293        422         135           3        (12)     1,598
claims
Operating expenses                  (388)     (46)      (119)      (244)        (65)        (18)       (49)     (929)
Impairment losses on loans &        (23)       -        (18)         14          -           (1)         -       (28)
advances
Share of operating profit from       (1)       -         24          -           -           (4)         -        19
associates
Profit before taxation **            233       66        180        192          70         (20)       (61)      660
Exceptional items                                                                                                 37
                                                                                                                 697
Taxation                                                                                                        (121)
Profit for the period                                                                                            576
Attributable to minority
Interests                                                                                                         5
Attributable to stockholders                                                                                     571
                                                                                                                 576
Basic EPS                                                                                                        60.2

* excludes profit/losses on disposal of businesses, special loan loss releases and strategic costs
** excludes profit/losses on disposal of businesses and strategic costs
   - March 05.


4.4       Reconciliation of Movements in Stockholder's Funds

                                                                                 EURm
Opening Irish GAAP Stockholder's funds as at 31 March 2004                      4,281

IFRS Impact 1 April 2004                                       EURm
Ordinary Dividends                                             257
Pensions                                                      (286)
SPE's                                                         (63)
Leasing                                                        52
Consolidation                                                  12
Property                                                      (145)
Total IFRS adjustments 1 April 2004                                             (173)

Opening IFRS Stockholder's funds as at 1 April 2004                             4,108

IFRS Retained Profit for the year to 31 March 2005                              1,054
Dividends (IFRS)                                                                (417)
                                                                                 637
Minority interests/preference dividends                                          (7)
Exchange adjustments as per IR GAAP                                             (108)
Movements in own shares                                                         (15)
                                                                                 507
Reserve Movements (IFRS)                                       EURm
Pensions                                                      (386)
Consolidation                                                   0
Consolidation                                                  (5)
Leasing                                                         0
Employee benefits                                              11
Goodwill                                                       (1)
Insurance business                                              0
Property                                                       43
                                                                                (338)
Net movements in reserves 31 March 2005                                          169

Closing IFRS Stockholder's funds 31 March 2005                                  4,277

IFRS Impact 1 April 2005                                       EURm
Reclassification                                               127
Hedging                                                        (3)
VIF in life business                                          (251)
Debt/equity reclassification                                   114
Effective interest rate                                        20
Other                                                           3
                                                                                 10

Opening IFRS Stockholder's funds as at 1 April 2005                             4,287


5.         Significant differences from Irish GAAP

The significant differences between the Group's Irish accounting policies and IFRS accounting policies are summarised below.

Irish GAAP                                      IFRS
(a) Consolidation and presentation

Assets, liabilities and results of all          All entities controlled by the group, as well as legally
undertakings controlled by the group are        independent bodies (Special Purpose Entities) where the
consolidated. Control is the ability to direct  substance of the relationship indicates that they are
the financial and operating policies of an      controlled by the group, are consolidated.  This results
entity.                                         in the consolidation of a number of funding related
                                                special purpose entities on the Balance Sheet and
                                                increases the assets and liabilities of the group.

Mortgage and other securitisation vehicles are  In relation to securitisations, linked presentation is not
shown on the Balance Sheet using the linked     permitted by IFRS. Consequently, the gross assets and
presentation method where financial recourse    related funding are separately shown on the Balance Sheet.
to the group is limited.

(b) Life assurance


In order to reflect the different nature of the  The IFRS requires line by line consolidation for all items
policyholders' interests in the life assurance   of income and expenditure, assets and liabilities.
business, the assets and liabilities             Consequently, the group is no longer permitted to report the
attributable to policyholders are classified     results and balances of the life assurance business as one separately in the Group Balance Sheet while the  line items. Instead, these amounts are broken down and
results for the year are consolidated on one     allocated to lines which reflect their nature, whether
line in the profit and loss account.             attributable to stockholders or policyholders.

The Group accounts for the value of the          In accordance with IFRS4, life assurance products are
stockholder's interest in long-term assurance    classified as either investment contracts, which are
business using the embedded value method of      accounted for in accordance with IAS 39 or insurance
accounting.  The embedded value is comprised of  contracts, which are accounted for under IFRS 4.  The
the net tangible and financial assets of the     principal effects of this change on the accounting for
life assurance business, including any surpluses investment contracts is the removal of that portion of the retained within the long-term business fund and  embedded value which represents the value of in-force the present value of its in-force business.  It  business relating to those contracts, the recognition of an is computed in accordance with bases accepted in asset for deferred acquisition costs, and the deferral of
the life assurance market. All life assurance    up-front fees received for investment management services;
products are accounted for in the same way;      deferred acquisition costs and deferred up-front fees are
there is no difference between investment        amortised over the period of the provision of investment
contracts and insurance contracts.               management services. The accounting for insurance contracts under IFRS4 is unchanged.

Changes in embedded value, which are determined
on a post tax basis, are included in the profit  IFRS requires that the profit and loss account and the value
and loss account, grossed up for tax at the      of in-force asset in the balance sheet be grossed up based
Bank's effective tax rate.  The value of         on total tax payable by the Group, comprising both
in-force asset is shown net of tax on the        policyholder and stockholder tax.
Balance Sheet.

(c) Investments in associated companies and joint ventures

Investments in associated undertakings and      Investments in associates and joint ventures are accounted
joint ventures are stated at acquisition cost   for by the equity method of accounting and are initially
and unamortised goodwill arising on the         recognised at cost.  Cumulative post-acquisition movements
acquisition, together with the appropriate      are adjusted against the carrying amount of the
share of post-acquisition reserves.             investment.

Income from associates and joint ventures is
shown gross of tax with the associated tax
impact shown in the tax charge.                 Income from associates and joint ventures is shown net of
                                                tax in the income statement. Associated tax is no longer
                                                included in the tax charge.

(d) Goodwill

Goodwill arising on acquisitions of subsidiary  Goodwill is no longer amortised. It is tested annually for undertakings occurring after 31 March 1998 are  impairment and carried at cost less accumulated impairment capitalised as assets on the balance sheet and  losses.
amortised on a straight line basis over their
estimated useful economic lives.

Goodwill on acquisitions prior to 31 March 1998 The group has elected not to revisit goodwill on
was charged against reserves in the year of     acquisitions prior to transition and as a result, the
acquisition and in the event of a subsequent    goodwill recognised in the Irish GAAP Balance Sheet at 1
disposal the goodwill would be written back     April 2004 has been carried forward without adjustment as
and reflected in the profit and loss account.   its deemed cost. Goodwill previously written off against
                                                reserves has not been re-instated.

Goodwill carried in the Group Balance Sheet is  As a result, the goodwill charged to the income statement subject to impairment review when the carrying  since 1 April 2004 has been reversed.
amount may not be recoverable and is written
down by the amount of any impairment loss
identified in the year.

(e) Share based payments

Where shares are awarded, or options granted,   When shares are awarded, the fair value of the employee
the charge made to the profit and loss account  services received in exchange for the grant of the options
is the difference between the intrinsic value   or shares is recognised as an expense and is charged to
at the time the award is made and any           the income statement over the vesting period. Save As You
contribution made by the employee.  For options Earn schemes are not exempt from these requirements.
or shares granted at market prices, this will
not result in any charge in the accounts.

                                                The charge is determined by reference to the fair value of the options or shares granted, which is calculated
Under the terms of the Group's Revenue approved excluding the impact of any non-market vesting conditions.
Save As You Earn schemes, employees have the    Non-market conditions are reflected through the
option to purchase shares at a discount to the  assumptions about the number of options or shares that are
market price.  Such schemes are exempted from   expected to vest.  These assumptions are revisited at each
the requirements to charge this difference to   balance sheet date.
the profit and loss account over the period of
their savings contract.

                                                This results in a charge to the income statement for each
                                                of the Group's main share schemes.
Where conditional awards are dependent on
performance criteria, the cost is spread over
the performance period.

(f) Employee Benefits

Contributions to the Group's defined benefit    An asset or liability (net of the associated deferred
schemes are charged to the profit and loss so   taxation) is recognised in the balance sheet in respect of
as to spread the expected cost of pensions,     defined benefit pension plans. It is the present value of
calculated in accordance with the advice of     the defined benefit obligation at the balance sheet date
qualified actuaries, on a systematic basis over minus the fair value of plan assets, together with employees' working lives.  Variations from the  adjustments for unrecognised past service cost.
regular cost are spread over the average
remaining service life of relevant employees.

                                                The defined benefit obligation is calculated annually by
                                                independent actuaries using the projected unit credit
The assets and liabilities of defined benefit   method. Actuarial gains and losses arising from experience
pension funds are not required to be            adjustments and changes in actuarial assumptions are
consolidated on the Balance Sheet.              charged or credited directly to reserves through the
                                                statement of recognised income and expense.

The cost of the Group's defined contribution
schemes are charged to the profit and loss for  Past service costs are recognised immediately in income,
the period in which they are incurred.          unless the changes to the pension plan are conditional on
                                                the employees remaining in service for a specified period
                                                of time (the vesting period).  In this case, the past
                                                service costs are amortised on a straight-line basis over
                                                the vesting period.

                                                As there is an overall deficit on the Group's pension
                                                schemes when calculated under IFRS, this has been
                                                recognised on the Balance Sheet on transition, net of
                                                deferred tax.

(g) Software and Intangible assets

Computer software is capitalised and included   Acquired computer software licenses are capitalised on the
within tangible assets where future economic    basis of the costs incurred to acquire and bring to use
benefits are expected to arise from the asset.  the specific software.  These costs are amortised on the
These assets are amortised over their expected  basis of their expected useful lives.
useful lives.
                                                Costs that are directly associated with the production of
                                                identifiable and unique software products controlled by
                                                the Group and which will probably generate economic
                                                benefits exceeding costs beyond one year, are recognised
                                                as intangible assets and amortised over their useful
                                                lives. This has resulted in the reclassification of
                                                computer software from tangible to intangible assets.

                                                Other intangible assets are recognised if they are
                                                separable from the reporting entity or arise from
                                                contractual or other legal rights. This includes the
                                                payments made for the use of the UK Post Office brand and
                                                for customer distribution rights associated with the use
Other intangible assets are recognised if they  of the UK Post Office network.
can be disposed of separately, without
disposing of the business of the entity.
                                                These payments will be amortised over their expected
                                                useful life.

(h) Lessor Accounting

Leasing income is recognised in proportion to   Leasing income is recognised in proportion to the funds
the funds invested in the lease so as to give a invested in the lease so as to give a constant rate of constant rate of return over each period after  return over each period before taking account of taxation
taking account of taxation cash flows.          cash flows.

                                                The taxation impacts of leasing are reflected in the
                                                income statement when they occur.

                                                This impacts the timing of recognition of income in the
                                                profit and loss account.

(i) Dividends

Dividends declared after the period end are     Dividends are recorded in the period in which they are
recorded in the period to which they relate.    approved.

                                                This results in an increase in stockholders funds on
                                                transition as no liability is recognised in the accounts
                                                for proposed dividends.

(j) Deferred tax

Deferred taxation is recognised on all timing   Deferred tax is provided on temporary differences arising
differences where the transaction or event that between the tax bases of assets and liabilities and their gives rise to an obligation to pay more tax in  carrying amounts in the financial statements. Deferred tax
the future or a right to pay less tax in the    is determined using tax rates that have been enacted or
future, have occurred by the balance sheet date substantially enacted by the balance sheet date. Deferred
using rates of tax that have been enacted by    tax related to fair value re-measurement of available for
the balance sheet date.                         sale investments and cash flow hedges, or related to the
                                                revaluation of land and buildings, which are charged or
                                                credited directly to equity, is also credited or charged
                                                directly to equity and is subsequently recognised in the
                                                income statement together with the deferred gain or loss.

                                                Deferred tax assets are recognised to the extent that it
                                                is probable that future taxable profit will be available
                                                against which the temporary differences can be utilised.

Deferred tax assets are recognised when it is
more likely than not that they will be
recovered.                                      Deferred tax is provided on temporary differences arising
                                                from investments in subsidiaries and associates, except
                                                where the timing of the reversal of the temporary
                                                difference is controlled by the Group and it is probable
                                                that the difference will not reverse in the foreseeable
                                                future.
Deferred taxation is not provided in respect of
timing differences arising from the sale or
revaluation of fixed assets unless, by the
balance sheet date, a binding commitment to     The primary areas where deferred taxation is now required
sell the asset has been entered into.           to be provided where previously not is on property
                                                revaluations and rolled over capital gains.

(k) Tangible fixed assets
Tangible fixed assets may be held at            Tangible fixed assets may be held at depreciated
depreciated historical cost or a revalued       historical cost or fair value. However, these revaluations
amount. The group's property portfolio is the   must be on the basis of Open Market Value.
only tangible fixed asset held at a revalued
amount. They were revalued on the basis of
Existing Use Value.
                                                This has given rise to adjustments to the group's
                                                revaluation reserve.

(l) Derivatives and hedge accounting

Derivative instruments used for trading         Derivatives are initially recognised at fair value on the
purposes or used to manage risk in the trading  date on which a derivative contract is entered into and
portfolios are measured at fair value and the   are subsequently re-measured at their fair value on the
resultant profits and losses are included in    Balance Sheet.
dealing profits.  Unrealised gains and losses
are reported in Other Assets or Other
Liabilities on a gross basis.
                                                The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a
                                                hedging instrument, and if so, the nature of the item
Derivatives used for hedging purposes are taken being hedged. The Group designates certain derivatives as
to the profit and loss account in accordance    either: (1) hedges of the fair value of recognised assets
with the accounting treatment of the underlying or liabilities or firm commitments (fair value
transaction.  Accrued income or expense is      hedge); or, (2) hedges of highly probable future cash
reported in prepayments and accrued income or   flows attributable to a recognised asset or
accruals and deferred income on a gross basis.  liability, or a forecasted transaction (cashflow hedge).

Profits and losses related to qualifying hedges
of firm commitments and anticipated             Changes in the fair value of derivatives that are
transactions are deferred and taken to the      designated and qualify as fair value hedges are recorded
profit and loss account when the hedged         in the income statement, together with any changes in the
transactions occur.                             fair value of the hedged asset or liability that are
                                                attributable to the hedged risk.

                                                The effective portion of changes in the fair value of
                                                derivatives that are designated and qualify as cash-flow
                                                hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in
                                                the income statement. Amounts accumulated in equity are
                                                recycled to the income statement in the periods in which
                                                the hedged item will affect profit or loss.

                                                Certain derivative instruments do not qualify for hedge
                                                accounting. Changes in their fair value are recognised
                                                immediately in the income statement.

                                                The Group has primarily applied macro cash-flow hedging to derivatives hedging its funding base together with the use of a limited number of micro fair value hedges for large
                                                ticket transactions. The fair value of these derivatives
                                                is now reflected on the balance sheet.

                                                As a result of the strict hedge accounting rules in IAS
                                                39, hedge accounting is likely to introduce volatility
                                                into to the income statement to the extent that hedging
                                                relationships prove ineffective.

(m) Classification and measurement of financial instruments

Under Irish GAAP, financial instruments are     Under IFRS, financial instruments are classified as either classified as either investment securities or
other securities.

Debt securities and equity shares held for use  (a) Financial assets at fair value through profit on a continuing basis in the Group's activities or loss
are classified as investment securities.  Such
securities and shares are stated at cost less   A financial asset is classified in this
provision for any permanent diminution in       category if acquired principally for the purpose of
value.                                          selling in the short term or if so designated by
                                                management.

Other securities and other equity shares are
stated at fair value using mid-market values,    (b) Loans and receivables
except for those securities maintained for the
purpose of hedging, which are accounted for on  This category includes non-derivative financial the same basis as the item hedged.  Changes in  assets with fixed or determinable payments that
the fair value of securities marked to market   are not quoted in an active market.
are recognised in the profit and loss account
as they arise and included in dealing profits.
                                                (c) Held-to-maturity

                                                Held-to-maturity investments are non-derivative
                                                financial assets with fixed or determinable payments and
                                                fixed maturities that the Group's management has the
                                                positive intention and ability to hold to maturity.

                                                (d) Available-for-sale

                                                Available-for-sale investments are those intended to be
                                                held for an indefinite period of time, which may
                                                be sold in response to needs for liquidity or changes in
                                                interest rates, exchange rates or equity prices.

                                                Financial assets are initially recognised at fair value
                                                plus transaction costs.  Available-for-sale and
                                                financial assets at fair value through profit or
                                                loss are subsequently carried at fair value whereas loans
                                                and receivables and held-to-maturity investments are
                                                subsequently carried at amortised cost using the effective interest method.

                                                A large portion of the Group's debt securities, previously classified as both trading and investment, have been
                                                reclassified as available for sale. The fair value
                                                movements will pass through the available for sale
                                                reserve.

(n) Issued debt and equity securities

Under Irish GAAP, capital instruments which     Instruments which carry a contractual obligation to
contain an obligation to transfer economic      deliver cash or another financial asset to another entity
benefits to another party are classified as     are classified as financial liabilities. The dividends on
debt.                                           these instruments are recognised in the income statement
                                                as interest expense.

                                                Where there is discretion in relation to the payment of a
                                                dividend, the instrument is classified as equity and the
                                                payments are included as preference dividends.

                                                As a result, the StgGBP50.4m non cumulative preference
                                                shares have been classified as debt while the US$150m
                                                undated floating rate primary capital notes have been
                                                classified as equity.

(o) Loan impairment

Specific provisions are made for loans and      Impairment losses are recognised where there is objective
advances when the Group consider that the       evidence of impairment as a result of one or more loss
creditworthiness of a borrower has deteriorated events that have occurred and where these events have had such that the recovery of the whole or part of  an impact on the estimated future cash flows of the
an outstanding advance is in serious doubt.     financial asset or portfolio of financial assets and is
                                                measured based on the difference between the carrying
                                                amount and the present value the estimated future
                                                cashflows, discounted at the original effective interest
Specific provisions are generally raised on an  rate.
individual basis, although specific provisions
may be raised on a portfolio basis for
homogeneous assets and where statistical
techniques are appropriate.                     Impairment is measured individually for assets that are
                                                individually significant and on a collective basis for
                                                portfolios with similar risk characteristics.

General provisions are raised to cover losses
which are present in loans and advances at the
balance sheet date, but which have not been     Provisions for incurred losses that observable data
specifically identified.                        indicates are present in the portfolio but have not yet
                                                been specifically identified are also raised.

If collection of interest is doubtful, it is
credited to a suspense account and excluded     The Bank's assessment of the overall level of credit
from interest income in the profit and loss     impairment is unchanged . However, the application of IFRS
account. The suspense account in the balance    has resulted in a re-analysis of the Irish GAAP general
sheet is netted against the relevant loan.      and specific provisions into IFRS impairment allowances.

(p) Effective Interest Rate

Interest income is recognised as it accrues.    Interest income and expense are recognised in the income
                                                statement using the effective interest rate. This rate
                                                includes all fees and points paid or received between
                                                parties to the contract, transaction costs and all other
                                                premiums or discounts.

                                                Fees earned on the execution of a significant act are
                                                recognised immediately

Fees and commissions which represent a return
for services provided, risk borne or which are  The application of IFRS has resulted in certain upfront
in the nature of interest are generally         fees and expenses being included in interest income and
credited to income when the service is          spread over the expected life of the underlying asset,
performed.                                      rather than being taken upfront.


(q) Offset

Under Irish GAAP, an intention to settle net is For a financial asset and financial liability to be
not a requirement for offset, the entity must   offset, an entity must intend to settle on a net basis of
have the ability to insist on net settlement    to realise the asset and settle the liability
and that ability is assured beyond doubt.       simultaneously.

                                                As a result of this change, on 1 April 2005, the balance
                                                sheet has been grossed up for interbank derivatives which, although subject to set off arrangements, are not intended to be settled on a net basis.


6.         Basis of Preparation

Previously, the Group prepared its audited accounts under Irish GAAP. From 1 April 2005, the Group is required to present its consolidated accounts in accordance with accounting standards adopted for use in the EU.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of Accounts, in accordance with accounting standards adopted for use in the EU, as of 31 March 2006. As a result, although this financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretive guidance and therefore are still subject to change. Therefore, until the Group prepares its first set of Accounts in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

Save as noted below, the Group complies with the EU endorsed version of IAS 39. This carved out version relaxes some of the hedge accounting requirements and prohibits the designation of non trading financial liabilities at fair value through profit or loss. The Group has not taken advantage of any of the relaxed hedge accounting requirements. However the recent amendment to IAS 39 " Financial Instruments: Recognition and measurement" in respect of the fair value option permits financial assets or liabilities, provided they meet certain criteria, to be designated at fair value through the profit and loss account. The Group has adopted the fair value option ahead of its effective date on the assumption that it will be endorsed by the E.U. Consequently, the financial information herein has also been prepared in accordance with all extant accounting standards, interpretations and amendments issued by the IASB.

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition. Details of the provisional IFRS accounting policies are set out in section 7 below.

IFRS 1 allows a number of mandatory exceptions and voluntary exemptions and the impact of each mandatory exception and the voluntary exemptions that the Group chooses to apply are outlined below.

                                                    Impact for Bank of Ireland
Mandatory exception

Estimates                                           The Group's estimates at the date of transition are
                                                    consistent with those under Irish GAAP.

Assets held for sale and discontinued operations    The Group has no transactions prior to 1 April 2005 that
                                                    are affected by the transitional requirements of IFRS 5 "
                                                    Non-current Assets Held for Sale and Discontinued
                                                    Operations".

Derecognition of financial instruments              Financial instruments derecognised before 1 April 2004 have not been re-recognised by the Group under IFRS.

Hedge accounting                                    IFRS compliant hedge accounting is applied by the Group
                                                    from 1 April 2005.

Voluntary exemption


Business combinations                               By electing to apply IFRS 3 "Business Combinations" on a
                                                    prospective basis from 1 April 2004, the Group has not
                                                    restated past acquisitions and mergers.  Goodwill
                                                    previously written off to reserves has not been reinstated
                                                    and no additional intangible assets have been recognised in this regard.

Employee benefits                                   Under Irish GAAP, the Group will recognise all cumulative
                                                    actuarial gains and losses and elects to apply this
                                                    treatment at the date of transition to IFRS, 1 April 2004.

Cumulative translation adjustment                   The Group has opted to reset the cumulative translation
                                                    difference on adoption of IFRS to zero.

Comparatives for financial instruments and          The Group has chosen not to restate comparatives for IAS 32
designation of financial assets and liabilities     and IAS 39, but to reflect the impact of these standards
                                                    through adjustments to stockholders' equity as at 1 April
                                                    2005.  At this date the Group has designated various
                                                    financial assets and liabilities as at fair value through
                                                    profit or loss or as available-for-sale.  The Group has
                                                    applied Irish GAAP to financial instruments and hedging
                                                    transactions for its 2005 comparatives.

Share-based payments                                The Group has elected not to apply IFRS 2 to equity
                                                    instruments that were granted before 7 November 2002 and
                                                    had not vested by 1 January 2005.

Insurance contracts                                 The Group has chosen not to restate its comparatives for
                                                    IFRS 4 and will apply previous Irish GAAP.

7.         Provisional IFRS Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

1. Consolidation

(i) Subsidiaries

Subsidiaries, which are those companies and other certain entities (including special purpose entities) in which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

(ii) Associates and Joint Ventures

Associates are entities in which the Group has significant influence, but not control. This is generally demonstrated by the Group holding in excess of 20%, but less than 50% of the voting rights.

Joint ventures are contractual arrangements whereby the Group and another party undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses of associates and joint ventures is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interest in the associate/ joint venture; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) identified on acquisition.

2.  Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in euro, which is the functional and presentation currency of the parent.

Foreign currency transactions are translated into euro at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit and loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities classified as available-for-sale are included in the fair value reserve in equity.

The results and financial position of all the group entities that have a functional currency different from the presentation currency have been translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions); and

- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to a separate component of stockholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3. Interest income and expense

Interest income and expense are recognised in the income statement for all financial instruments measured at amortised cost or available for sale using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purposes of measuring the impairment loss.

4. Fees and commission income

Fees and commissions which are not an integral part of the effective interest rate are generally recognised on an accrual basis when the service has been provided. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time - apportionate basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan once drawn.

5. Leases

(a) A group company is the lessee

The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element of the finance costs is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(b) A group company is the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease reflecting a constant periodic rate of return on the net investment in the lease.

6. Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception in accordance with the Fair Value option. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as trading unless they are designated as hedges.

An asset may be designated as at fair value through the profit and loss account only when

(i) it eliminates or significantly reduces a measurement or recognition inconsistency, "an accounting mismatch", that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.


(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They generally arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

(c) Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available for sale.

(d) Available-for-sale

Available-for-sale investments are not categorised into any of the other catagories above. They are intended to be held for an indefinite period of time, and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs. Financial assets are derecognised when the rights to receive cashflows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity will be recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cashflow analysis, option pricing models and other valuation techniques commonly used by market participants.

7. Financial Liabilities

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at either amortised cost or fair value through profit and loss. For liabilities subsequently carried at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

A liability may be designated as at fair value through the profit and loss account only when

(i) it eliminates or significantly reduces a measurement or recognition inconsistency, "an accounting mismatch", that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy.

8. Sale and repurchase agreements and lending of securities

Securities sold subject to repurchase agreements ('repos') are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks on customer accounts, as appropriate. Securities purchased under agreements to resell ('reverse repos') are treated as collateralised loans and recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained on the balance sheet.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

9. Issued Debt and Equity Securities

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities and are presented in other borrowed funds. The dividends on these instruments are recognised in the income statement as interest expense. Where the Group has discretion in relation to the payments, the instrument is classified as equity and the payments are included as preference dividends.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in net trading income.

10. Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cashflow models and options pricing models, as appropriate.

All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises profit on day one.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cashflows attributable to a recognised asset or liability, or to a forecasted transaction (cashflow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cashflows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged security remains in retained earnings until the disposal of the security.

(b) Cashflow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cashflow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cashflow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

11. Impairment of financial assets

(a) Assets carried at amortised cost

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cashflows of the financial asset or group of financial assets that can be reliably estimated.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i)     significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cashflows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

        -   adverse changes in the payment status of borrowers in the group; or
        - national or local economic conditions that correlate with defaults on the assets in the group.


The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cashflows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash-flows of a collateralised financial asset reflects the cash-flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cashflows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cashflows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cashflows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cashflows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

When a loan is uncollectible, it is written off against the related provision for loan-impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

(b) Available-for-sale assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

12.  Property, plant and equipment

Freehold land and buildings are initially recognised at cost, and subsequently held at fair value. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from the open market value at the balance sheet date

All other property, plant and equipment, including freehold and leasehold adaptations, is stated at cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on the revaluation of freehold land and buildings are credited to revaluation reserves in stockholders' equity. Decreases that offset previous revaluations and increases on the same asset are charged against property revaluation reserve; all other decreases are charged to the income statement.

Freehold and long leasehold property is maintained in a state of good repair and the directors consider that residual values based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material. Accordingly, freehold property is not depreciated.

Depreciation is calculated on the straight-line method to write down the carrying value of assets to their residual values over their estimated useful lives as follows:

Freehold property                                     Not depreciated
Adaptation works on freehold & leasehold property     15 years, or the remaining
                                                      period of the lease
Computer and other equipment                          Maximum of ten years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell or value in use.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

13. Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/ associate/joint venture at the date of acquisition.

Goodwill on acquisition of subsidiaries is included in 'Intangible assets'. Goodwill on acquisitions of associates/joint ventures is included in ' Investments in associates'.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing.

(b) Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of their expected useful lives, which is normally five years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives, which is normally five years.

(c) Other intangible assets

Included within other intangible assets are payments made for the use of the UK Post Office brand and for customer distribution rights associated with the use of the UK Post Office network. These are amortised on a straight-line basis over its useful life.

14. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

15. Employee benefits

(a) Pension obligations

The Group companies operate various pension schemes. The schemes are funded and the assets of the schemes are held in separate trustee administered funds. The Group has both defined contribution and defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, once the contributions have been paid, the company has no further payment obligations. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Equity compensation benefits

The Group has a number of equity share based payment schemes. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions (for example, growth in EPS). Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of options or shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Where new shares are issued, the proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

16. Income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Accounts. Deferred income tax is determined using tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates/joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, or related to the revaluation of land and buildings, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses are utilised.

17. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and balances with central banks and post office banks that can be withdrawn on demand. It also comprises balances with an original maturity of less than three months.

18. Share capital and treasury stock

(a) Share issue costs

Incremental external costs directly attributable to the issue of new shares or options or to the acquisition of a business, are shown in equity as a deduction, net of tax, from the proceeds.

(b) Dividends

Dividends are recognised in equity in the period in which they are approved.

Dividends for the year which are declared after the balance sheet date are dealt with in the subsequent events note.

(c) Treasury shares

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid is deducted from total stockholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in stockholders' equity.

19. Life Assurance Operations

In accordance with IFRS4, the Group classifies all life assurance products as either insurance or investment contracts for accounting purposes. Insurance contracts are those contracts that transfer significant insurance risk. These contracts are accounted for using an embedded value basis.

Investment contracts are accounted for in accordance with IAS39. All of the Group's investment contracts are unit-linked in nature. These contracts are accounted for as financial liabilities whose value is linked to the fair value of the financial assets within the policyholders' unit-linked funds. The Group will recognise an asset for deferred acquisition costs relating to investment contracts. Up-front fees received for investment management services will be deferred.

The Group recognises the value of in-force life assurance business asset as the present value of future profits expected to arise from contracts classified as
insurance under IFRS 4.   The asset is determined by projecting the future
statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels. These surpluses are then discounted at a risk-adjusted rate.

The value of in-force asset in the consolidated balance sheet and movements in the asset in the income statement are presented on a gross of tax basis. The tax charge comprises both current and deferred tax expense and includes tax attributable to both stockholders and policyholders for the period.

20. Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.



8.         Reconciliations

   8.1       Summary Consolidated IFRS Income Statement for the year ended 31 March 2005

                                           Continuing   Exceptional  Total Irish  IFRS Impact      IFRS
                                           Operations      Items         GAAP
                                             before
                                           exceptional
                                              items
                                              EURm         EURm          EURm         EURm         EURm
Net interest income                           1,898          -          1,898          33         1,931
Insurance net premium income                    -            -            -          1,791        1,791
Fees and commissions income                   1,200          -          1,200         (37)        1,163
Fees and commissions expense                  (199)          -          (199)         (64)        (263)
Net trading income                             66            -            66           -            66
Contribution from the life assurance           161           -           161         (161)          -
business
Other operating income                         47            -            47          786          833
Total operating income                        3,173          -          3,173        2,348        5,521
Insurance net claims                            -            -            -         (2,222)      (2,222)
Total operating income net of insurance       3,173          -          3,173         126         3,299
claims
Operating expenses                           (1,807)       (117)       (1,924)       (127)       (2,051)
Operating profit before impairment losses     1,366        (117)        1,249         (1)         1,248
Impairment losses on loans and advances       (79)          100           21           -            21
Operating profit                              1,287        (17)         1,270         (1)         1,269
Profit/loss on disposal of business             -            -            -            11           11
Other exceptional items                         -            5            5           (5)           -
Income from associated undertakings and        46            -            46          (16)          30
joint ventures
Profit before taxation                        1,333        (12)         1,321         (11)        1,310
Taxation                                                                (241)         (15)        (256)
Profit for the period                                                   1,080         (26)        1,054

Attributable to minority interests                                       (1)           -           (1)
Attributable to stockholders                                            1,081         (26)        1,055
                                                                        1,080         (26)        1,054

Basic earnings per ordinary share                                       113.9        (2.8)        111.1

The IFRS adjustments are analysed on page 48.


  8.2 Summary Consolidated Income Statement for the Half Year Ended 30 September 2004

(Unaudited)
                                                                      Irish         IFRS
                                                                      GAAP         Impact           IFRS
                                                                      EURm         EURm             EURm
Net interest income                                                    922           19              941
Insurance net premium income                                            -            795             795
Fees and commissions income                                            583          (21)             562
Fees and commissions expense                                          (84)          (31)            (115)
Net trading income                                                     33             -              33
Contribution from the life assurance business                          71           (71)              -
Other operating income                                                 25            241             266
Total operating income                                                1,550          932            2,482
Insurance net claims                                                    -           (875)           (875)
Total operating income net of insurance claims                        1,550          57             1,607
Operating expenses                                                    (875)         (57)            (932)
Operating profit before impairment losses                              675            -              675
Impairment losses on loans and advances                               (28)            -             (28)
Operating profit                                                       647            -              647
Profit/loss on disposal of business                                     -            31              31
Exceptional Items                                                      37           (37)              -
Income from associated undertakings and joint ventures                 29           (10)             19
Profit before taxation                                                 713          (16)             697
Taxation                                                              (120)          (1)            (121)
Profit for the period                                                  593          (17)             576

Attributable to minority interests                                      5             -               5
Attributable to ordinary stockholders                                  588          (17)             571
                                                                       593          (17)             576

Basic earnings per ordinary share                                     62.0          (1.8)           60.2

The IFRS adjustments are analysed on page 49.

8.3       Consolidated Balance Sheet at 31 March 2005
                                                                       Irish          IFRS             IFRS
                                                                       GAAP          Impact
                                                                       EURm          EURm             EURm
Assets
Cash and balances at central banks                                     1,600           13             1,613
Items in the course of collection from other banks                      560             -              560
Central government and other eligible bills                             92            1,515           1,607
Loans and advances to banks                                            7,783           564            8,347
Loans and advances to customers                                       79,917          (81)            79,836
Net securitisation balances                                             35            (35)              -
Debt securities                                                       21,321          1,390           22,711
Equity shares                                                           52            5,664           5,716
Interests in associated undertakings                                    17              -               17
Interests in joint ventures                                             61              -               61
Intangible fixed assets - Goodwill                                      316           (97)             219
Intangible fixed assets - Other                                          -             573             573
Investment property                                                      -             503             503
Property, plant & equipment                                            1,236          (516)            720
Deferred tax asset                                                       -             99               99
Other assets                                                           4,945           253            5,198
Long-term assurance assets                                             8,529         (8,529)            -
Total assets                                                          126,464         1,316          127,780

Liabilities
Deposits by banks                                                     20,254           611            20,865
Customer accounts                                                     60,265          (80)            60,185
Items in the course of transmission to other banks                      230             -              230
Debt securities in issue                                              20,539           678            21,217
Other liabilities                                                      7,039          (283)           6,756
Deferred taxation liabilities                                           72             140             212
Other provisions                                                        321           (141)            180
Post-retirement benefit liabilities                                      -             924             924
Subordinated liabilities                                               4,086            -             4,086
Life assurance liabilities attributable to policy holders              8,734          (21)            8,713
Total liabilities                                                     121,540         1,828          123,368

Shareholders' funds                                                    4,789          (512)           4,277
Minority interests                                                      135             -              135
Total equity and liabilities                                          126,464         1,316          127,780

8.4       Consolidated Balance Sheet at 30 September 2004 (Unaudited)

                                                                       Irish           IFRS              IFRS
                                                                        GAAP          Impact
                                                                       EURm           EURm              EURm
Assets
Cash and balances at central banks                                     2,044            18              2,062
Items in the course of collection from other banks                      593             -                593
Central government and other eligible bills                             73            1,277             1,350
Loans and advances to banks                                            8,187           472              8,659
Loans and advances to customers                                       72,791           (48)             72,743
Net securitisation balances                                             105           (105)               -
Debt securities                                                       18,981          1,491             20,472
Equity shares                                                           55            5,105             5,160
Interests in associated undertakings                                    15              -                 15
Interest in joint ventures                                              48              -                 48
Intangible fixed assets - Goodwill                                      285           (108)              177
Intangible fixed assets - Other                                          -             530               530
Investment property                                                      -             442               442
Property, plant & equipment                                            1,227          (514)              713
Deferred tax asset                                                       -              87                87
Other assets                                                           4,409           219              4,628
Long-term assurance assets                                             7,524         (7,524)              -
Total assets                                                          116,337         1,342            117,679

Liabilities
Deposits by banks                                                     19,562           712              20,274
Customer accounts                                                     56,740          (189)             56,551
Items in the course of transmission to other banks                      119             -                119
Debt securities in issue                                              17,603           857              18,460
Other liabilities                                                      6,059          (418)             5,641
Deferred taxation liabilities                                           88             116               204
Other provisions                                                         -              -                 -
Post-retirement benefit liabilities                                      -             741               741
Subordinated liabilities                                               3,651            -               3,651
Life assurance liabilities attributable to policy holders              7,729            5               7,734
Total liabilities                                                     111,551         1,824            113,375

Shareholders' funds                                                    4,597          (482)             4,115
Minority interests                                                      189             -                189
Total equity and liabilities                                          116,337         1,342            117,679


8.5       Consolidated Opening Balance Sheet at 1 April 2004

                                                                       Irish        Effect of           IFRS
                                                                        GAAP           IFRS
                                                                        EURm           EURm             EURm
Assets
Cash and balances at central banks                                     1,397            18              1,415
Items in the course of collection from other banks                      584             -                584
Central government and other eligible bills                             211           1,217             1,428
Loans and advances to banks                                            7,753           456              8,209
Loans and advances to customers                                       67,540           (65)            67,475
Net Securitisation Balances                                             108           (108)               -
Debt securities                                                       15,676          1,559            17,235
Equity shares                                                           64            4,583             4,647
Interests in associated undertakings                                    14              -                14
Interests in Joint Ventures                                             243             -                243
Intangible fixed assets - Goodwill                                      147             -                147
Intangible fixed assets - Other                                          -             413               413
Investment property                                                      -             430               430
Property, plant & equipment                                            1,268          (508)              760
Deferred tax asset                                                       -              76               76
Other assets                                                           4,457           257              4,714
Long-term assurance assets                                             6,969         (6,969)              -
Total assets                                                          106,431         1,359            107,790

Liabilities
Deposits by banks                                                     17,060           707             17,767
Customer accounts                                                     54,395          (211)            54,184
Items in the course of transmission to other banks                      230             -                230
Debt securities in issue                                              12,917           886             13,803
Other liabilities                                                      6,297          (310)             5,987
Deferred taxation liabilities                                           66             127               193
Other provisions                                                        221           (157)              64
Post-retirement benefit liabilities                                      -             478               478
Subordinated liabilities                                               3,682            -               3,682
Life assurance liabilities attributable to policy holders              7,152            12              7,164
Total liabilities                                                     102,020         1,532            103,552

Stockholders' funds                                                    4,281          (173)             4,108
Minority interests                                                      130             -                130
Total equity and liabilities                                          106,431         1,359            107,790


8.6       IFRS Consolidated Opening Balance Sheet at 1 April 2005

                                                                      IFRS           IFRS          IFRS Opening
                                                                  31/3/2005        Transition        01/04/2005
                                                                                     Impact
                                                                      EURm            EURm              EURm
Assets
Cash and balances at central banks                                   1,613              -               1,613
Items in the course of collection from other banks                    560               -                560
Central government and other eligible bills                          1,607           (1,599)              8
Trading Securities                                                     -              1,030             1,030
Derivative financial instruments                                       -              2,277             2,277
Assets at fair value through profit and loss                           -              8,115             8,115
Loans and advances to banks                                          8,347              -               8,347
Loans and advances to customers                                     79,836             152              79,988
Debt securities                                                     22,711           (22,711)             -
Equity shares                                                        5,716           (5,716)              -
Available for sale financial assets                                    -              16,971            16,971
Pledged Assets                                                         -              3,870             3,870
Interest in associated undertakings                                   17                -                 17
Interests in joint ventures                                           61                -                 61
Intangible assets - Goodwill                                          219               -                219
Intangible assets - Other                                             573               -                573
Investment property                                                   503               -                503
Property, plant & equipment                                           720               6                726
Deferred tax asset                                                    99               (44)               55
Other assets                                                         5,198           (2,115)            3,083
Total assets                                                        127,780            236             128,016
Liabilities
Deposits by banks                                                   20,865              -               20,865
Customer accounts                                                   60,185            (115)             60,070
Items in the course of transmission to other banks                    230               -                230
Derivative financial instruments                                       -              2,167             2,167
Liabilities to customers under investment contracts                    -              4,917             4,917
Debt securities in issue                                            21,217              26              21,243
Insurance contract liabilities                                         -              3,785             3,785
Other liabilities                                                    6,756           (1,842)            4,914
Deferred taxation liabilities                                         212              (68)              144
Other provisions                                                      180               -                180
Post-retirement benefit liabilities                                   924               -                924
Subordinated liabilities                                             4,086             145              4,231
Life assurance liabilities attributable to policy holders            8,713           (8,713)              -
Total liabilities                                                   123,368            302             123,670

Stockholders' funds                                                  4,277              10              4,287
Minority interests                                                    135              (76)               59
Total equity and liabilities                                        127,780            236             128,016


8.7     Consolidated Summary of IFRS Income Adjustments for Year Ended
        31 March 2005

                                                    Consolidation
                                 Irish GAAP       New         Insurance       Leasing      Employee      Software &
                                   EURm       Entities       Businesses       (h)         benefits      Intangibles
                                                  (a)            (b)                         (e)            (g)
  Net interest income              1,898           20            12             1             -              -
  Insurance premium income           -             -            1,791           -             -              -
  net
  Fees and commissions income      1,200          (4)           (29)           (4)            -              -
  Fees and commissions             (199)          (5)           (59)            -             -              -
  expense
  Net trading income                 66            -                            -             -              -
  Contribution from the life        161            -            (161)           -             -              -
  assurance business
  Other operating income             47           (2)            779            -             -              -
  Total operating Income           3,173           9            2,333          (3)            -              -
  Insurance claims, net              -             -           (2,222)          -             -              -
  Administrative expenses         (1,738)         (1)           (84)            -            (8)             -
  Depreciation of property,        (161)           -              -             -             -              85
  plant and equipment
  Amortisation/impairment of        (25)           -              -             -             -             (85)
  goodwill and Intangibles
  Total operating expenses        (1,924)         (1)           (84)            -            (8)             -
  Operating profit before          1,249           8             27            (3)           (8)             -
  impairment losses
  Impairment losses on loans         21            -              -             -             -              -
  and advances
  Operating profit                 1,270           8             27            (3)           (8)             -
  Income from associated             46            -              -             -             -              -
  undertakings and joint
  ventures
  Exceptional items                  5             -              -             -             -              -
  Profit/loss on disposal of         -             -              -             -             -              -
  businesses
  Profit before taxation           1,321           8             27            (3)           (8)             -
  Taxation                         (241)           -            (27)           (5)            -              -
  Profit for the period            1,080           8              -            (8)           (8)             -
  Profit attributable to            (1)            -              -             -             -              -
  minority interests
  Profit attributable to           1,081           8              -            (8)           (8)             -
  stockholders
                                   1,080           8              -            (8)           (8)             -


                                     Goodwill (d)    Pension (f)     Other (j) &        Total IFRS
                                                                        (k)            adjustments          IFRS
                                                                                          EURm              EURm
  Net interest income                      -              -               -                 33               1,931
  Insurance premium income net             -              -               -                1,791             1,791
  Fees and commissions income              -              -               -                (37)              1,163
  Fees and commissions expense             -              -               -                (64)              (263)
  Net trading income                       -              -               -                  -                66
  Contribution from the life               -              -               -                (161)               -
  assurance business
  Other operating income                   -              -               9                 786               833
  Total operating Income                   -              -               9                2,348             5,521
  Insurance claims, net                    -              -               -               (2,222)           (2,222)
  Administrative expenses                  -             (28)           (15)               (136)            (1,874)
  Depreciation of property, plant          -              -               -                 85               (76)
  and equipment
  Amortisation/impairment of              13              -              (4)               (76)              (101)
  goodwill and Intangibles
  Total operating expenses                13             (28)           (19)               (127)            (2,051)
  Operating profit before                 13             (28)           (10)                (1)              1,248
  impairment losses
  Impairment losses on loans and           -              -               -                  -                21
  advances
  Operating profit                        13             (28)           (10)                (1)              1,269
  Income from associated                   -              -             (16)               (16)               30
  undertakings and joint ventures
  Exceptional items                        -              -              (5)                (5)                -
  Profit/loss on disposal of               -              -              11                 11                11
  businesses
  Profit before taxation                  13             (28)           (20)               (11)              1,310
  Taxation                                 -              5              12                (15)              (256)
  Profit for the period                   13             (23)            (8)               (26)              1,054
  Profit attributable to minority          -              -               -                  -                (1)
  interests
  Profit attributable to                  13             (23)            (8)               (26)              1,055
  stockholders
                                          13             (23)            (8)               (26)              1,054


8.7 Consolidated Summary of IFRS Income Adjustments for Half Year 30 September 2004 (Unaudited)

                                                    Consolidation
                                Irish GAAP   New Entities     Insurance       Leasing      Employee      Software &
                                    EURm          (a)          Businesses       (h)         benefits      Intangibles
                                                                 (b)                         (e)            (g)
  Net interest income              922            10              6             3             -              -
  Insurance premium income          -             -              795            -             -              -
  net
  Fees and commissions income      583           (3)            (13)           (5)            -              -
  Fees and commissions             (84)          (1)            (30)            -             -              -
  expense
  Net trading income                33            -               -             -             -              -
  Contribution from the life        71            -             (71)            -             -              -
  assurance business
  Other operating income            25            -              235            -             -              -
  Total operating income          1,550           6              922           (2)            -              -
  Insurance claims, net             -             -             (875)           -             -              -
  Administrative expenses         (787)          (2)            (38)            -            (4)             -
  Depreciation of property,        (88)           -               -             -             -              35
  plant and equipment
  Amortisation/impairment of        -             -               -             -             -             (35)
  goodwill and Intangibles
  Total operating expenses        (875)          (2)            (38)            -            (4)             -
  Operating profit before          675            4               9            (2)           (4)             -
  impairment losses
  Impairment losses on loans       (28)           -               -             -             -              -
  and advances
  Operating profit                 647            4               9            (2)           (4)             -
  Income from associated            29            -               -             -             -              -
  undertakings and joint
  ventures
  Profit on disposal of             -             -               -             -             -              -
  businesses
  Exceptional items                 37            -               -             -             -              -
  Profit before taxation           713            4               9            (2)           (4)             -
  Taxation                        (120)           -              (9)           (4)            -              -
  Profit for the period            593            4               -            (6)           (4)             -
  Profit attributable to            5             -               -             -             -              -
  minority interests
  Profit attributable to           588            4               -            (6)           (4)             -
  stockholders
                                   593            4               -            (6)           (4)             -


                                     Goodwill (d)    Pension (f)     Other (j) &        Total IFRS
                                                                        (k)             adjustments          IFRS
                                                                                           EURm              EURm
  Net interest income                      -              -               -                 19                941
  Insurance premium income net             -              -               -                 795               795
  Fees and commissions income              -              -               -                (21)               562
  Fees and commissions expense             -              -               -                (31)              (115)
  Net trading income                       -              -               -                  -                33
  Contribution from the life               -              -               -                (71)                -
  assurance business
  Other operating income                   -              -               6                 241               266
  Total operating income                   -              -               6                 932              2,482
  Insurance claims, net                    -              -               -                (875)             (875)
  Administrative expenses                  -             (15)            (5)               (64)              (851)
  Depreciation of property, plant          6              -               1                 42               (46)
  and equipment
  Amortisation/impairment of               -              -               -                (35)              (35)
  goodwill and Intangibles
  Total operating expenses                 6             (15)            (4)               (57)              (932)
  Operating profit before                  6             (15)             2                  -                675
  impairment losses
  Impairment losses on loans and           -              -               -                  -               (28)
  advances
  Operating profit                         6             (15)             2                  -                647
  Income from associated                   -              -             (10)               (10)               19
  undertakings and joint ventures
  Profit on disposal of businesses         -              -              31                 31                31
  Exceptional items                        -              -             (37)               (37)                -
  Profit before taxation                   6             (15)           (14)               (16)               697
  Taxation                                 -              2              10                 (1)              (121)
  Profit for the period                    6             (13)            (4)               (17)               576
  Profit attributable to minority          -              -               -                  -                 5
  interests
  Profit attributable to                   6             (13)            (4)               (17)               571
  stockholders
                                           6             (13)            (4)               (17)               576


8.8      Consolidated Summary of IFRS Balance Sheet Impacts

Balance Sheet IFRS Reconciliation 31 March 2005

  Assets               Irish GAAP              Consolidation              Leasing       Employee        Software &
                                                                                       benefits        Intangibles
                          EURm      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Cash and balances       1,600             10                 -             -             -                -
  at central banks
  Items in the             560               -                 -             -             -                -
  course of
  collection from
  other banks
  Central government       92                -               1,515           -             -                -
  and other eligible
  bills
  Loans and advances      7,783              -                567            -             -                -
  to banks
  Loans and advances     79,917            (65)                -            (16)           -                -
  to customers
  Net securitisation       35              (35)                -             -             -                -
  balances
  Debt securities        21,321            1,244              146            -             -                -
  Equity shares            52                -               5,664           -             -                -
  Interests in             17                -                 -             -             -                -
  associated
  undertakings
  Interests in joint       61                -                 -             -             -                -
  ventures
  Intangible assets        316               -                 -             -             -                -
  - Goodwill
  Intangible assets         -                -                 -             -             -               464
  - Other
  Investment                -                -                503            -             -                -
  property
  Property, plant &       1,236              -                 -             -             -              (464)
  equipment
  Deferred tax asset        -                -                 -             6             -                -
  (j)
  Other assets            4,945              8                136            -             -                -
  Life assurance          8,529              -              (8,529)          -             -                -
  assets
  attributable to
  the policyholders
  Total assets           126,464           1,162               2            (10)           -                -



  Assets                                                     Goodwill    Dividend    Pension      Other       IFRS
                                                                (d)         (i)        (f)      (j) & (k)     EURm
  Cash and balances at central banks                             -           -          -           3         1,613
  Items in the course of collection from other banks             -           -          -           -          560
  Central government and other eligible bills                    -           -          -           -         1,607
  Loans and advances to banks                                    -           -          -          (3)        8,347
  Loans and advances to customers                                -           -          -           -         79,836
  Net securitisation balances                                    -           -          -           -           -
  Debt securities                                                -           -          -           -         22,711
  Equity shares                                                  -           -          -           -         5,716
  Interests in associated undertakings                           -           -          -           -           17
  Interests in joint ventures                                    -           -          -           -           61
  Intangible assets - Goodwill                                 (97)          -          -           -          219
  Intangible assets - Other                                     109          -          -           -          573
  Investment property                                            -           -          -           -          503
  Property, plant & equipment                                    -           -          -          (52)        720
  Deferred tax asset (j)                                         -           -         104         (11)         99
  Other assets                                                   -           -         (42)        151        5,198
  Life assurance assets attributable to the policyholders        -           -          -           -           -
  Total assets                                                  12           -          62          88       127,780


Balance Sheet IFRS Reconciliation 31 March 2005

  Equity and           Irish GAAP              Consolidation              Leasing       Employee        Software &
  liabilities                                                                          benefits        Intangibles
                          EURm      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Deposits by banks      20,254             611                -             -             -                -
  Customer accounts      60,265            (80)                -             -             -                -
  Items in the             230               -                 -             -             -                -
  course of
  transmission to
  other banks
  Debt securities in     20,539             678                -             -             -                -
  issue
  Other liabilities       7,039              8                 6            (51)          (3)               -
  Deferred tax             72                -                 -            (3)            -                -
  liabilities (j)
  Other provisions         321               -                 -             -             -                -
  Post retirement           -                -                 -             -             -                -
  benefit
  obligations (f)
  Subordinated            4,086              -                 -             -             -                -
  liabilities
  Life assurance          8,734              -                (4)            -             -                -
  liabilities
  attributable to
  policy holders
  Total liabilities      121,540           1,217               2            (54)          (3)               -
  Equity
  Share capital            663               -                 -             -             -                -
  Share premium            765               -                 -             -             -                -
  account
  Capital reserve          561               -                 -             -             -                -
  Retained profits        2,772            (55)                -             44            3                -
  Revaluation              234               -                 -             -             -                -
  reserve
  Own shares held         (206)              -                 -             -             -                -
  for the benefit of
  life assurance
  policyholders
  Stockholders funds      4,789            (55)                -             44            3                -
  Minority interests       135               -                 -             -             -                -

  Total equity and       126,464           1,162               2            (10)           -                -
  liabilities



  Equity and liabilities                                     Goodwill    Dividend    Pension      Other       IFRS
                                                                (d)         (i)        (f)      (j) & (k)     EUR m
  Deposits by banks                                              -           -          -           -         20,865
  Customer accounts                                              -           -          -           -         60,185
  Items in the course of transmission to other banks             -           -          -           -          230
  Debt securities in issue                                       -           -          -           -         21,217
  Other liabilities                                              -         (282)        -           39        6,756
  Deferred tax liabilities (j)                                   -           -         (26)        169         212
  Other provisions                                               -           -        (141)         -          180
  Post retirement benefit obligations (f)                        -           -         924          -          924
  Subordinated liabilities                                       -           -          -           -         4,086
  Life assurance liabilities attributable to policy              -           -          -          (17)       8,713
  holders
  Total liabilities                                              -         (282)       757         191       123,368
  Equity
  Share capital                                                  -           -          -           -          663
  Share premium account                                          -           -          -           -          765
  Capital reserve                                                -           -          -           -          561
  Retained profits                                              12          282       (695)        (27)       2,336
  Revaluation reserve                                            -           -          -          (76)        158
  Own shares held for the benefit of life assurance              -           -          -           -         (206)
  policyholders
  Stockholders funds                                            12          282       (695)       (103)       4,277
  Minority interests                                             -           -          -           -          135
  Total equity and liabilities                                  12           -          62          88       127,780



Balance Sheet IFRS Reconciliation 30 September 2004 (Unaudited)


  Assets               Irish GAAP              Consolidation              Leasing       Employee        Software &
                                                                                       benefits        Intangibles
                          EUR m      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Cash and balances       2,044             18                 -             -             -                -
  at central banks
  Items in the             593               -                 -             -             -                -
  course of
  collection from
  other banks
  Central government       73                -               1,277           -             -                -
  and other eligible
  bills
  Loans and advances      8,187             13                459            -             -                -
  to banks
  Loans and advances     72,791            (33)                -            (15)           -                -
  to customers
  Net securitisation       105             (105)               -             -             -                -
  balances
  Debt securities        18,981            1,365              126            -             -                -
  Equity shares            55                -               5,105           -             -                -
  Interests in             15                -                 -             -             -                -
  associated
  undertakings
  Interests in joint       48                -                 -             -             -                -
  ventures
  Intangible assets        285               -                 -             -             -                -
  - Goodwill
  Intangible assets         -                -                 -             -             -               416
  - Other
  Investment                -                -                442            -             -                -
  property
  Property, plant &       1,227              -                 -             -             -              (416)
  equipment
  Deferred tax asset        -                -                 -             6             -                -
  (j)
  Other assets            4,409            (10)               124            -             -                -
  Life assurance          7,524                             (7,524)          -             -                -
  assets
  attributable to
  the policyholders
  Total assets           116,337           1,248               9            (9)            -                -


  Assets                                                     Goodwill    Dividend    Pension      Other       IFRS
                                                                (d)         (i)        (f)      (j) & (k)    EUR m
  Cash and balances at central banks                             -           -          -           -         2,062
  Items in the course of collection from other banks             -           -          -           -          593
  Central government and other eligible bills                    -           -          -           -         1,350
  Loans and advances to banks                                    -           -          -           -         8,659
  Loans and advances to customers                                -           -          -           -         72,743
  Net securitisation balances                                    -           -          -           -           -
  Debt securities                                                -           -          -           -         20,472
  Equity shares                                                  -           -          -           -         5,160
  Interests in associated undertakings                           -           -          -           -           15
  Interests in joint ventures                                    -           -          -           -           48
  Intangible assets - Goodwill                                 (108)         -          -           -          177
  Intangible assets - Other                                     114          -          -           -          530
  Investment property                                            -           -          -           -          442
  Property, plant & equipment                                    -           -          -          (98)        713
  Deferred tax asset (j)                                         -           -          70          11          87
  Other assets                                                   -           -         (33)        138        4,628
  Life assurance assets attributable to the policyholders        -           -          -           -           -
  Total assets                                                   6           -          37          88       117,679



Balance Sheet IFRS Reconciliation 30 September 2004 (Unaudited)

  Liabilities          Irish GAAP              Consolidation              Leasing       Employee        Software &
                                                                                       benefits        Intangibles
                         EUR m      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Deposits by banks      19,562             712                -             -             -                -
  Customer accounts      56,740            (189)               -             -             -                -
  Items in the             119               -                 -             -             -                -
  course of
  transmission to
  other banks
  Debt securities in     17,603             857                -             -             -                -
  issue
  Other liabilities       6,059            (73)                13           (53)          (1)               -
  Deferred tax             88                -                 -            (3)            -                -
  liabilities (j)
  Other provisions          -                -                 -             -             -                -
  Post retirement           -                -                 -             -             -                -
  benefit
  obligations (f)
  Subordinated            3,651              -                 -             -             -                -
  liabilities
  Life assurance          7,729              -                (4)            -             -                -
  liabilities
  attributable to
  policy holders
  Total liabilities      111,551           1,307               9            (56)          (1)               -
  Equity
  Share capital            679               -                 -             -             -                -
  Share premium            765               -                 -             -             -                -
  account
  Capital reserve          552               -                 -             -             -                -
  Retained profits        2,572            (59)                -             47            1                -
  Revaluation              234               -                 -             -             -                -
  reserve
  Own shares held         (205)              -                 -             -             -                -
  for the benefit of
  life assurance
  policyholders
  Stockholders funds      4,597            (59)                -             47            1                -
  Minority interests       189               -                 -             -             -                -

  Total equity and       116,337           1,248               9            (9)            -                -
  liabilities



  Liabilities                                                Goodwill    Dividend    Pension      Other       IFRS
                                                                (d)         (i)        (f)      (j) & (k)      EUR m
  Deposits by banks                                              -           -          -           -         20,274
  Customer accounts                                              -           -          -           -         56,551
  Items in the course of transmission to other banks             -           -          -           -          119
  Debt securities in issue                                       -           -          -           -         18,460
  Other liabilities                                              -         (160)      (180)         36        5,641
  Deferred tax liabilities (j)                                   -           -         (24)        143         204
  Other provisions                                               -           -          -           -           -
  Post retirement benefit obligations (f)                        -           -         741          -          741
  Subordinated liabilities                                       -           -          -           -         3,651
  Life assurance liabilities attributable to policy              -           -          -           9         7,734
  holders
  Total liabilities                                              -         (160)       537         188       113,375
  Equity
  Share capital                                                  -           -          -           -          679
  Share premium account                                          -           -          -           -          765
  Capital reserve                                                -           -          -           2          554
  Retained profits                                               6          160       (500)        (20)       2,207
  Revaluation reserve                                            -           -          -         (119)        115
  Own shares held for the benefit of life assurance              -           -          -           -         (205)
  policyholders
  Stockholders funds                                             6          160       (500)       (137)       4,115
  Minority interests                                             -           -          -           -          189
  Total equity and liabilities                                   6           -          37          15       117,679


Balance Sheet IFRS Reconciliation 1 April 2004

  Assets               Irish GAAP              Consolidation              Leasing       Employee        Software &
                                                                                       benefits        Intangibles
                          EUR m      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Cash and balances       1,397             18                 -             -             -                -
  at central banks
  Items in the             584               -                 -             -             -                -
  course of
  collection from
  other banks
  Central government       211               -               1,217           -             -                -
  and other eligible
  bills
  Loans and advances      7,753              -                456            -             -                -
  to banks
  Loans and advances     67,540            (52)                -            (13)           -                -
  to customers
  Net securitisation       108             (108)               -             -             -                -
  balances
  Debt securities        15,676            1,407              152            -             -                -
  Equity shares            64                -               4,583           -             -                -
  Interests in             14                -                 -             -             -                -
  associated
  undertakings
  Interests in joint       243               -                 -             -             -                -
  ventures
  Intangible assets        147               -                 -             -             -                -
  - Goodwill
  Intangible assets         -                -                 -             -             -               413
  - Other
  Investment                -                -                430            -             -                -
  property
  Property, plant &       1,268              -                 -             -             -              (413)
  equipment
  Deferred tax asset        -                -                 -             6             -                -
  (j)
  Other assets            4,457            (12)               140            -             -                -
  Life assurance          6,969              -              (6,969)          -             -                -
  assets
  attributable to
  the policyholders
  Total assets           106,431           1,253               9            (7)            -                -



  Assets                                                     Goodwill    Dividend    Pension      Other       IFRS
                                                                (d)         (i)        (f)      (j) & (k)     EUR m
  Cash and balances at central banks                             -           -          -           -         1,415
  Items in the course of collection from other banks             -           -          -           -          584
  Central government and other eligible bills                    -           -          -           -         1,428
  Loans and advances to banks                                    -           -          -           -         8,209
  Loans and advances to customers                                -           -          -           -         67,475
  Net securitisation balances                                    -           -          -           -           -
  Debt securities                                                -           -          -           -         17,235
  Equity shares                                                  -           -          -           -         4,647
  Interests in associated undertakings                           -           -          -           -           14
  Interests in joint ventures                                    -           -          -           -          243
  Intangible assets - Goodwill                                   -           -          -           -          147
  Intangible assets - Other                                      -           -          -           -          413
  Investment property                                            -           -          -           -          430
  Property, plant & equipment                                    -           -          -          (95)        760
  Deferred tax asset (j)                                         -           -          46          24          76
  Other assets                                                   -           -         (33)        162        4,714
  Life assurance assets attributable to the policyholders        -           -          -           -           -
  Total assets                                                   -           -          13          91       107,790



  Balance Sheet IFRS Reconciliation 1 April 2004

  Liabilities          Irish GAAP              Consolidation              Leasing       Employee        Software &
                                                                                       benefits        Intangibles
                         EUR m      New Entities (a)       Insurance       (h)           (e)              (g)
                                                         Businesses (b)
  Deposits by banks      17,060             707                -             -             -                -
  Customer accounts      54,395            (211)               -             -             -                -
  Items in the             230               -                 -             -             -                -
  course of
  transmission to
  other banks
  Debt securities in     12,917             886                -             -             -                -
  issue
  Other liabilities       6,297            (66)                12           (57)           -                -
  Deferred tax             66                -                 -            (2)            -                -
  liabilities (j)
  Other provisions         221               -                 -             -             -                -
  Post retirement           -                -                 -             -             -                -
  benefit
  obligations (f)
  Subordinated            3,682              -                 -             -             -                -
  liabilities
  Life assurance          7,152              -                (3)            -             -                -
  liabilities
  attributable to
  policy holders
  Total liabilities      102,020           1,316               9            (59)           -                -
  Equity
  Share capital            679               -                 -             -             -                -
  Share premium            767               -                 -             -             -                -
  account
  Capital reserve          498               -                 -             -             -                -
  Retained profits        2,281            (63)                -             52            -                -
  Revaluation              239               -                 -             -             -                -
  reserve
  Own shares held         (183)              -                 -             -             -                -
  for the benefit of
  life assurance
  policyholders
  Stockholder's           4,281            (63)                -             52            -                -
  funds
  Minority interests       130               -                 -             -             -                -

  Total equity and       106,431           1,253               9            (7)            -                -
  liabilities

  Liabilities                                                Goodwill    Dividend    Pension      Other        IFRS
                                                                (d)         (i)        (f)      (j) & (k)       EUR m
  Deposits by banks                                              -           -          -           -         17,767
  Customer accounts                                              -           -          -           -         54,184
  Items in the course of transmission to other banks             -           -          -           -          230
  Debt securities in issue                                       -           -          -           -         13,803
  Other liabilities                                              -         (257)        -           58        5,987
  Deferred tax liabilities (j)                                   -           -         (22)        151         193
  Other provisions                                               -           -        (157)         -           64
  Post retirement benefit obligations (f)                        -           -         478          -          478
  Subordinated liabilities                                       -           -          -           -         3,682
  Life assurance liabilities attributable to policy              -           -          -           15        7,164
  holders
  Total liabilities                                              -         (257)       299         224       103,552
  Equity
  Share capital                                                  -           -          -           -          679
  Share premium account                                          -           -          -           -          767
  Capital reserve                                                -           -          -           5          503
  Retained profits                                               -          257       (286)        (21)       2,220
  Revaluation reserve                                            -           -          -         (117)        122
  Own shares held for the benefit of life assurance              -           -          -           -         (183)
  policyholders
  Stockholder's funds                                            -          257       (286)       (133)       4,108
  Minority interests                                             -           -          -           -          130
  Total equity and liabilities                                   -           -          13          91       107,790


  IFRS Opening Balance Sheet Reconciliation 1 APRIL 2005

                          IFRS 31    Reclassification     Effective      Fair       Hedging         Life       Debt/
                           March       of financial       interest      value      activities    Assurance     equity
                           2005        instruments       rates (p)     option         (l)                       (n)
                          EUR m             (m)
  Assets                     -               -               -            -            -             -           -
  Cash and balances at     1,613             -               -            -            -             -           -
  central banks
  Items in the course       560              -               -            -            -             -           -
  of collection from
  other banks
  Central government       1,607             -               -         (1,599)         -             -           -
  and other eligible
  bills
  Trading securities         -             1,030             -                         -             -           -
  Derivative financial       -             1,859             -           92           326            -           -
  instruments
  Other financial            -               -               -          8,146          -           (31)          -
  assets at fair value
  through profit and
  loss
  Loans and advances       8,347                             -            -            -             -           -
  to banks
  Loans and advances      79,836            111              41           -            -                         -
  to customers
  Debt securities         22,711         (21,871)            -          (871)          -            31           -
  Equity shares            5,716           (52)              -         (5,664)         -             -           -
  Available-for-sale         -            16,886             -            -           85             -           -
  financial assets
  Pledged assets             -             3,870             -            -            -             -           -
  Interests in              17               -               -            -            -             -           -
  associated
  undertakings
  Interests in joint        61               -               -            -            -             -           -
  ventures
  Intangible assets -       219              -               -            -            -             -           -
  Goodwill
  Intangible assets -       573              -               -            -            -             -           -
  Other
  Investment Property       503              -               -            -            -             -           -
  Property, plant &         720              -               -            -            -             6           -
  equipment
  Deferred tax asset        99             (10)             (5)           -            3             -           -
  Other assets             5,198          (1,839)            7            1            1           (285)         -
  Total assets            127,780          (16)              43          105          415          (279)         -



                                            Other    Total adjustments on adoption of    Opening IFRS Balance Sheet 1
                                                          IAS 32, 39 and IFRS 4                  April 2005
                                                                  EUR m                              EUR m
  Assets                                      -                     -
  Cash and balances at central banks          -                     -                               1,613
  Items in the course of collection from      -                     -                                560
  other banks
  Central government and other eligible       -                  (1,599)                              8
  bills
  Trading securities                          -                   1,030                             1,030
  Derivative financial instruments            -                   2,277                             2,277
  Other financial assets at fair value        -                   8,115                             8,115
  through profit and loss
  Loans and advances to banks                 -                     -                               8,347
  Loans and advances to customers             -                    152                             79,988
  Debt securities                             -                  (22,711)                             -
  Equity shares                               -                  (5,716)                              -
  Available-for-sale financial assets         -                   16,971                           16,971
  Pledged assets                              -                   3,870                             3,870
  Interests in associated undertakings        -                     -                                17
  Interests in joint ventures                 -                     -                                61
  Intangible assets - Goodwill                -                     -                                219
  Intangible assets - Other                   -                     -                                573
  Investment Property                         -                     -                                503
  Property, plant & equipment                 -                     6                                726
  Deferred tax asset                         (32)                  (44)                              55
  Other assets                                -                  (2,115)                            3,083
  Total assets                               (32)                  236                             128,016




 IFRS Opening Balance Sheet Reconciliation 1 APRIL 2005

                       IFRS 31     Reclassification     Effective       Fair        Hedging         Life       Debt/
                     March 2005      of financial        interest      value      activities     Assurance     equity
                       EUR m       instruments (m)      rates (p)     option         (l)                        (n)
  Liabilities                             -                 -            -            -              -           -
  Deposits by          20,865             -                 -            -            -              -           -
  banks
  Customer             60,185             -                 -          (115)          -              -           -
  accounts
  Items in the          230               -                 -            -            -              -           -
  course of
  transmission to
  other banks
  Derivative             -              1,694               -           194          279             -           -
  financial
  instruments and
  other trading
  liabilities
  Liabilities to         -                -                 -            -                         4,917         -
  customers under
  investment
  contracts
  Debt securities      21,217             -                 -            -            26                         -
  in issue
  Insurance              -                -                 -            -                         3,785         -
  contract
  liabilities
  Other                6,756           (1,829)             13           (1)          (73)           54           -
  liabilities
  Deferred tax          212              (8)               10            2            -            (48)          -
  liabilities
  Other provisions      180               -                 -            -            -              -           -
  Post retirement       924               -                 -            -            -              -           -
  benefit
  obligations
  Subordinated         4,086              -                 -            -           186             -         (41)
  liabilities
  Life assurance       8,713              -                 -           23            -           (8,736)        -
  liabilities
  attributable to
  policy holders
  Total               123,368           (143)              23           103          418           (28)        (41)
  liabilities
  Equity
  Share capital         663               -                 -            -            -              -           -
  Share premium         765               -                 -            -            -              -           -
  account
  Capital reserve       561               -                 -            -            -            (251)         -
  Retained profits     2,336              4                20            2           (76)            -           -
  Revaluation           158               -                 -            -            -              -           -
  Reserve
  Cash flow hedge        -                -                 -            -            67             -           -
  reserve
  Available for          -               123                -            -            6              -           -
  sale reserve
  Other equity           -                -                 -            -            -              -          114
  reserves
  Own shares held      (206)              -                 -            -            -              -           -
  for the benefit
  of life
  assurance
  policyholders
  Stockholders         4,277             127               20            2           (3)           (251)        114
  funds
  Minority              135               -                 -            -            -                        (73)
  interests
  Total equity and    127,780            (16)              43           105          415           (279)         -
  liabilities


                                           Other     Total adjustments on adoption of    Opening IFRS Balance Sheet
                                                          IAS 32, 39 and IFRS 4                  1 April 2005
                                                                 EUR m                                EUR m
  Liabilities                                -                      -
  Deposits by banks                          -                      -                               20,865
  Customer accounts                          -                    (115)                             60,070
  Items in the course of transmission to     -                      -                                230
  other banks
  Derivative financial instruments and       -                    2,167                             2,167
  other trading liabilities
  Liabilities to customers under             -                    4,917                             4,917
  investment contracts
  Debt securities in issue                   -                      26                              21,243
  Insurance contract liabilities             -                    3,785                             3,785
  Other liabilities                         (6)                  (1,842)                            4,914
  Deferred tax liabilities                  (24)                   (68)                              144
  Other provisions                           -                      -                                180
  Post retirement benefit obligations        -                      -                                924
  Subordinated liabilities                   -                     145                              4,231
  Life assurance liabilities                 -                   (8,713)                              -
  attributable to policy holders
  Total liabilities                         (30)                   302                             123,670
  Equity
  Share capital                              -                      -                                663
  Share premium account                      -                      -                                765
  Capital reserve                            -                    (251)                              310
  Retained profits                          (7)                    (57)                             2,279
  Revaluation Reserve                        -                      -                                158
  Cash flow hedge reserve                    -                      67                                67
  Available for sale reserve                 8                     137                               137
  Other equity reserves                      -                     114                               114
  Own shares held for the benefit of         -                      -                               (206)
  life assurance policyholders
  Stockholders funds                         1                      10                              4,287
  Minority interests                        (3)                    (76)                               59
  Total equity and liabilities              (32)                   236                             128,016


9.0       Pro-forma Segmental Information (Unaudited)

Year ended 31 March 2005                   Retail          Wholesale     UK        Asset     UK Post   Group &  Total
                                          Republic   BOI    Financial  Financial Management    Office   Central
                                             of      Life   Services  Services   Services   Financial
                                          Ireland                                            Services
                                           EURm      EURm     EURm      EURm        EURm        EURm     EURm    EURm
Net interest income                        1,020     11       324        621         4          6       (15)    1,971
Other income                                302     1,320     294        197        252         1         7     2,373
Total operating income                     1,322    1,331     618        818        256         7        (8)    4,344
Insurance claims                             -     (1,134)     -          -          -          -        (6)   (1,140)
Total operating income, net of insurance   1,322     197      618        818        256         7       (14)    3,204
claims
Operating expenses                         (806)    (90)     (252)      (482)      (131)       (54)     (108)  (1,923)
Impairment losses on loans & advances       (51)      -       (38)       14          -         (4)        -     (79)
Share of operating profit from associates   (2)       -        37         -          -         (5)        -      30
Profit before taxation                      463      107      365        350        125        (56)     (122)   1,232
Exceptional items                                                                                               (12)
                                                                                                                1,220
Taxation                                                                                                        (237)
Profit for the period                                                                                            983
Minority Interests & Non Cumulative                                                                              (3)
Preference Share Dividends
Profit attributable to Ordinary                                                                                  980
shareholders
EPS Basic                                                                                                       103.9

Half-year ended 30th September 2004        Retail          Wholesale     UK        Asset     UK Post   Group &  Total
                                          Republic   BOI   Financial  Financial Management    Office   Central
                                             of      Life   Services  Services   Services   Financial
                                          Ireland                                            Services
30th September 2004                        EURm    EURm      EURm      EURm       EURm        EURm     EURm    EURm
Net interest income                         493       5       152        317         2          1        (9)     961
Other income                                151      483      136        92         133         2         5     1,002
Total operating income                      644      488      288        409        135         3        (4)    1,963
Insurance claims                             -      (389)      -          -          -          -        (6)    (395)
Total operating income, net of insurance    644      99       288        409        135         3       (10)    1,568
claims
Operating expenses                         (392)    (46)     (119)      (244)      (65)        (18)     (48)    (932)
Impairment losses on loans & advances       (23)      -       (18)       14          -         (1)        -     (28)
Share of operating profit from associates   (1)       -        24         -          -         (4)        -      19
Profit before taxation                      228      53       175        179        70         (20)     (58)     627
Exceptional items                                                                                                37
                                                                                                                 664
Taxation                                                                                                        (118)
Profit for the period                                                                                            546
Minority Interests & Non Cumulative                                                                              (7)
Preference Share Dividends
Profit attributable to Ordinary                                                                                  539
shareholders
                                                                                                                57.2


RECONCILIATION OF PRO-FORMA CONSOLIDATED INCOME STATEMENT
FOR YEAR ENDED 31st March 2005 (Unaudited)

                                                IFRS            Effective     Debt/Equity     Life        IFRS
                                                              Interest Rate                             Proforma
Net interest income                             1,931               44            (4)          -          1,971
Other income                                    3,577              (68)            -        (1,136)       2,373
Total operating income                          5,508              (24)           (4)       (1,136)       4,344
Insurance claims                               (2,222)              -              -         1,082       (1,140)
Total operating Income net of Insurance         3,286              (24)           (4)         (54)        3,204
Claims
Operating expenses                             (1,915)             (8)             -           -         (1,923)
Impairment losses on loans & advances           (79)                -              -           -          (79)
Income from associates and joint                 30                 -              -           -           30
ventures
Exceptional items                               (12)                -              -           -          (12)
Profit before taxation                          1,310              (32)           (4)         (54)        1,220
Taxation                                        (256)               7              -           12         (237)
Profit for the period                           1,054              (25)           (4)         (42)         983
Minority Interests & Non Cumulative              (7)                -              4           -           (3)
Preference Share Dividends
Profit attributable to Ordinary                 1,047              (25)            -          (42)         980
shareholders
EPS Basic                                       111.1                                                     103.9


RECONCILIATION OF PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR HALF YEAR ENDED
30th September 2004 (Unaudited)
                                                 IFRS            Effective    Debt/Equity     Life        IFRS
                                                               Interest Rate                            Proforma
Net interest income                              941                22            (2)          -           961
Other income                                    1,532              (37)            -         (493)        1,002
Total operating income                          2,473              (15)           (2)        (493)        1,963
Insurance claims                                (875)                -             -          480         (395)
Total operating Income net of Insurance         1,598              (15)           (2)         (13)        1,568
Claims
Operating expenses                              (929)               (3)            -           -          (932)
Impairment losses on loans & advances            (28)                -             -           -          (28)
Income from associates and joint                  19                 -             -           -           19
ventures
Exceptional items                                 37                 -             -           -           37
Profit before taxation                           697               (18)           (2)         (13)         664
Taxation                                        (121)                4             -          (1)         (118)
Profit for the period                            576               (14)           (2)         (14)         546
Minority Interests & Non Cumulative              (9)                 -             2           -           (7)
Preference Share Dividends
Profit attributable to Ordinary                  567               (14)            -          (14)         539
shareholders
EPS Basic                                        60.2                                                     57.2






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 27th September, 2005